Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of PolyOne Corporation for the offer to exchange up to $600,000,000 aggregate principal amount of newly issued 5.25% Notes due 2023 and to the incorporation by reference therein of our report dated February 12, 2013 (except for the changes described under “Discontinued Operations and Resegmentation Retrospectively Applied” of Note 1, as to which the date is August 23, 2013), with respect to the consolidated financial statements of PolyOne Corporation and of our report dated February 12, 2013 with respect to the effectiveness of internal control over financial reporting of PolyOne Corporation, both included in its Current Report on Form 8-K dated August 23, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

August 23, 2013